Exhibit 97

Clawback Policy

1.The Board of Directors of TELUS Corporation (the “Company”) has determined that it is in the best interests of the Company to adopt a policy (the “Policy”) that permits the Company to recoup certain incentive or deferred compensation paid to certain executives of the Company and its subsidiaries.

2.The Company may recoup certain incentive and deferred compensation paid to the President and Chief Executive Officer and any Executive Vice President of the Company (together, the “Affected Officers”) and cancel any incentive or deferred compensation granted to the Affected Officers in the following circumstances:

●	where there has been a material misrepresentation or material error resulting in the restatement of the Company’s financial statements, and
●	the Affected Officer would have received less incentive or deferred compensation based upon the restated financial statements, and
●	the Board determines that the Affected Officer engaged in Misconduct which contributed to the obligation for such restatement.

For the purposes of this Policy, Misconduct means an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements or TELUS policies, any act or omission which would justify termination with cause or any failure to report or take action to stop Misconduct of another employee that the Affected Officer knew, or ought to have known, about.

3.In the circumstances described in paragraph 2, the Board may cancel or require the Affected Officers to repay to the Company, all or part of the following compensation paid or awarded to the Affected Officer in respect of the financial year for which restated financial statements are required:

●	the annual performance bonus
●	unvested options, Restricted Share Units and Executive Performance Units
●	vested but unexercised options
●	any monetary payments and shares received from the exercise of options or redemption of Executive Performance Units and Restricted Share Units, net of the exercise price paid

4.While the Company has a class of securities listed on the New York Stock Exchange, certain Affected Officers and other individuals who are Executive Officers (as defined in Schedule A to this Policy) are subject to recoupment under the Stock Exchange Recoupment Policy set out in Schedule A to this Policy which has been adopted by the Board of Directors of the Company in compliance with the requirements of section 10D of the Securities Exchange Act of 1934 and the listing standards of that stock exchange.

5.This Policy is effective with respect to financial years beginning on and after January 1, 2013, provided that Schedule A is effective as of October 2, 2023. Except as otherwise provided under Schedule A, the Board may only seek recoupment if the restatement of the financial statement occurs within 36 months of the original date the audited financial statements were filed with the requisite provincial securities commissions. Any limitation on the amount subject to recoupment under either component of this Policy shall not limit the amount subject to recoupment under the other component of this Policy (so long as amounts are not double counted).

SCHEDULE A

Stock Exchange Recoupment Policy

1.0	Purpose

This Stock Exchange Recoupment Policy provides for the recoupment by TELUS Corporation (the “Company”) of certain executive compensation in the event of a Financial Restatement and has been adopted in compliance with the requirements of section 10D of the Securities Exchange Act of 1934 and the listing standards of the New York Stock Exchange (the “Exchange”).

2.0	Definitions

For purposes of this Stock Exchange Recoupment Policy:

“Committee” means the People, Culture and Compensation Committee of the Board of Directors of the Company or, in the absence of such committee, a majority of independent directors serving on the Company’s Board of Directors.

“Executive Officer” means, with respect to the Company, (i) its president, (ii) its principal financial officer, (iii) its principal accounting officer (or if there is no such accounting officer, its controller), (iv) any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), (v) any other officer who performs a policy-making function for the Company (including any officer of the Company’s parent(s) or subsidiaries if such officer performs policy-making functions for the Company) and (vi) any other person who performs similar policy-making functions for the Company.

“Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) stock price, (iii) total shareholder return, and (iv) any measures that are derived wholly or in part from any measure referenced in (i), (ii) or (iii). Such measures need not be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

“Financial Restatement” means an accounting restatement of any of the interim quarterly or annual consolidated financial statements of the Company due to the material non-compliance of the Company with any financial reporting requirement under securities laws, including any required accounting restatement to correct:

(a)	an error in previously issued financial statements that is material to the previously issued financial statements, or
(b)	that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period,

but does not include (1) an out-of-period adjustment (i.e., the correction of an immaterial error in previously-issued financial statements, provided that such correction is immaterial to the current period); (2) an accounting restatement pursuant to an order issued by an applicable securities regulatory authority (provided such order is unrelated to any material non-compliance of the Company with any financial reporting requirement under securities laws); (3) the retrospective application of a change in accounting principles; (4) the retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (5) a retrospective reclassification due to a discontinued operation; (6) the retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; (7) retrospective adjustments to provisional amounts in connection with a prior business combination and (8) retrospective revision for stock splits, stock dividends, or other changes in the Company’s capital structure.

“FRM-Based Incentive Compensation” means that portion of an Executive Officer’s total compensation from the Company that is:

(a)	granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; or
(b)

determined based on, or was otherwise calculated by reference to, compensation in (a) above (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement or any notional account that is based thereon, as well as any earnings or dividend equivalents accrued thereon).

“Restatement Recoupment Amount” means the amount determined under 4.1 of this Stock Exchange Recoupment Policy.

“Received”, with respect to FRM-Based Incentive Compensation, occurs in the Company’s fiscal period during which the Financial Reporting Measure specified in the FRM-Based Incentive Compensation award is attained, even if the payment or grant of the FRM-Based Incentive Compensation occurs after the end of that period.

“Recoupment Period” means the three fiscal years completed immediately preceding the date of any applicable Restatement Date plus any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

“Restatement Date” has the meaning set out in section 3.0 of this Stock Exchange Recoupment Policy.

3.0When is FRM-Based Incentive Compensation Subject to Recoupment?

FRM-Based Incentive Compensation shall be subject to recoupment under this Stock Exchange Recoupment Policy as of the date (the “Restatement Date”) which is the earlier to occur of:

(a)

the date the Company’s Board of Directors, a committee of the Board of Directors, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement; or

(b)	the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.
4.0	Recoupment Process for FRM-Based Incentive Compensation
4.1	Determination of Restatement Recoupment Amount

Subject to subsection 4.3, the “Restatement Recoupment Amount” shall be the amount by which the FRM-Based Incentive Compensation Received by the Executive Officer during the Recoupment Period exceeds the amount the Executive Officer would have Received during that period had it been determined based on the restated amounts in the Financial Restatement, measured on a before-tax basis, as determined by the Committee. Where the Restatement Recoupment Amount is not subject to mathematical recalculation directly from the information in the Financial Restatement, then (i) the amount will be based on a reasonable estimate of the effect of the Financial Restatement on the applicable Financial Reporting Measure, (ii) the Company will maintain documentation related to that determination, and (iii) the Company will provide such documentation to the Exchange.

4.2	Procedure for Recoupment

The Committee shall determine, in its sole discretion and subject to applicable law, the method for recovery of any Restatement Recoupment Amount, which to the fullest extent permitted by applicable law may include any one or more of the following:

(a)	withholding, forfeiting and/or cancelling any incentive compensation of the individual; and/or
(b)	deducting amounts from salary, wages, incentive compensation and/or any other compensation payable to the individual; and/or
(c)	cancelling or setting-off against planned future grants of incentive compensation; and/or
(d)	requiring reimbursement of amounts previously received by the individual; and/or
(e)	setting off against other amounts payable to the individual.

The Company shall not indemnify any individual, directly or indirectly, for any amount recouped under this Stock Exchange Recoupment Policy.

4.3	Exceptions to FRM-Based Incentive Compensation Recoupment Requirement

Notwithstanding anything to the contrary in this Stock Exchange Recoupment Policy, the Company may elect not to recover some or all of the Restatement Recoupment Amount to the extent the Committee determines that recovery would be impracticable and one or more of the following conditions, and any other requirements of applicable laws, are met:

(a)

the direct expense paid to a third party to assist in enforcing Stock Exchange Recoupment Policy would exceed the Restatement Recoupment Amount, and the Company (i) has made a reasonable attempt to recover the Restatement

Recoupment Amount, (ii) documented such attempt, and (iii) provided such documentation to the Exchange;

(b)

recovery of the Recoupment Amount by the Company would violate applicable laws in Canada that were adopted prior to November 28, 2022, and the Company (i) has obtained an opinion of Canadian counsel that recovery would result in a violation of such laws and (ii) has provided such opinion to the Exchange; or

(c)

recovery of the Recoupment Amount would likely cause an otherwise tax- qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended.

5.0Administration

The Committee shall administer this Stock Exchange Recoupment Policy and may make all determinations under it, and all such determinations will be final and binding on all interested parties.